April 1, 2026

Bradley Nagel
Chief Financial Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague, MN 56071

       Re: Electromed, Inc.
           Form 10-K For the Fiscal Year Ended June 30, 2025
           Filed August 26, 2025
           File No. 001-34839
Dear Bradley Nagel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services